Exhibit 1.01
Conflict Minerals Report

IEC Electronics Corp. (“IEC Electronics,” “we,” “our,” “us,” or the “Company”) provides electronic manufacturing services to advanced technology companies that produce life-saving and mission critical products for the medical, industrial, aerospace and defense sectors. We specialize in delivering technical solutions for the custom manufacture of complex full system assemblies by providing on-site analytical testing laboratories, custom design and test engineering services combined with a broad array of manufacturing services encompassing electronics, interconnect solutions, and precision metalworking. We manufacture complex printed circuit boards and system- level assemblies, a wide array of cable and wire harness assemblies and precision metal components. We are headquartered in Newark, NY and also have operations in Rochester, NY and Albuquerque, NM. Conflict Minerals are necessary to the functionality or production of the products that we manufacture for our advance technology customers pursuant to the designs they provide to us.

Section I. Due Diligence

Design of Due Diligence

Our due diligence procedures conform to the Organisation for Economic Co-operation and Development (“OECD”) “Five- Step Framework for Risk-Based Due Diligence in the Mineral Supply Chain.”

Establish Strong Company Management Systems

•Our policy regarding Conflict Minerals is posted to our website.
•Our cross-functional Conflict Minerals team was established to carry out the necessary due diligence and reporting requirements. The team currently includes the following roles:

Team Members:	Corporate Director of Quality and Operational Excellence
Director of Supply Chain
Supplier Quality Engineer
Buyer
Executive Sponsor:	Senior Vice President and Chief Financial Officer
•We develop a list of applicable suppliers with the assistance of supply chain personnel at each location.
•We request potential vendors to complete a Conflict Minerals Reporting Template (“CMRT”) prior to them being established as a vendor.

Identify and Assess Risk in the Supply Chain

•We develop a list of applicable suppliers with the assistance of supply chain personnel at each location.
•We identify and assess risks within the supply chain based on commodity type and sourcing requirements and availability. For the majority of our parts, tin is necessary to the functionality or product manufactured. To a lesser extent, tantalum, tungsten, and gold are also necessary for some parts.
•Data is collected directly from applicable suppliers using the CMRT.
•IEC Electronics has engaged with IHS Markit to assist in supplier data collection, management, and aggregation.
•Supplier declarations are evaluated, compiled, and tested for conformity by IHS Markit’s iPoint software to determine if supplies, products, or components containing Conflict Minerals purchased by IEC Electronics are derived from the Democratic Republic of the Congo or an adjoining country (“Covered Countries”).

Design and Implement a Strategy to Respond to Identified Risks

•IHS Markit’s iPoint software is used to assess the status of supplier responses and facilitate responses to customer inquiries.
•Non-responses are followed up with additional requests and/or direct contact (email, phone, or in person) depending on risk.

Exhibit 1.01
Carry Out Independent Third-Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

•IEC Electronics utilizes IHS Markit’s iPoint software which includes information from the Global Smelter List.

Report on Supply Chain Due Diligence

•IEC Electronics files the Form SD and CMR with the SEC annually.
•We post the Form SD and CMR on our website.
•IEC Electronics issues a standard response using the CMRT.
•IEC Electronics’ corporate policy regarding Conflict Minerals and disclosure regarding whether any Conflict Minerals necessary to the functionality or production of a product originated in Covered Countries are made publicly available on our website in accordance with the Securities Exchange Act of 1933, as amended, Section 13(p)(1)(E).

Steps taken to mitigate the risk that necessary Conflict Minerals benefit armed groups include the following:

•Require potential vendors to complete a CMRT prior to them being established as a vendor.
•Working with customers when it is discovered that a component we source to support their product may benefit armed groups in the Covered Countries.

Section II.

Product Description

IEC Electronics has facilities located in Newark, NY, Rochester, NY, and Albuquerque, NM. At these facilities, we manufacture complex printed circuit boards and system-level assemblies, a wide array of cable and wire harness assemblies and precision metal components. Products are built to specifications provided by our customers.

Product Determination

IEC Electronics conducted due diligence on the products described above, and as a result of that due diligence, IEC Electronics was unable to definitively determine if the Conflict Minerals used in the production of applicable products originated from the Covered Countries. Through our due diligence and reasonable country of origin efforts, the greatest possible specificity IEC Electronics is able to provide is the following list of countries of origin.

Exhibit 1.01
Reasonable Country-of-Origin Inquiry Results

The following countries were reported to IEC Electronics by our supply chain for the year ended December 31, 2019:

Andorra	Indonesia	Singapore
Austria	Italy	South Africa
Belgium	Japan	Spain
Bolivia	Kazakhstan	Sweden
Brazil	Republic of Korea	Switzerland
Canada	Kyrgyzstan	Taiwan
Czech Republic	Mexico	Thailand
Chile	Malaysia	Turkey
China	Netherlands	United States of America
Estonia	Peru	Uzbekistan
France	Philippines	Vietnam
Germany	Poland
India	Russian Federation
Efforts used to determine the country of origin are described in “Section I. Due Diligence” above.